FOR IMMEDIATE RELEASE Exhibit 99.1

Rezolve Ai PLC Expands Core AI Commerce Platform with Acquisition of Reward Loyalty UK Limited

$230 million all-cash, non-dilutive transaction adds approximately $90 million of EBITDA-accretive revenue, self-financing profitable growth and immediate strategic scale

Expected to further expand RezolvePay and agentic Brain Commerce reach across tens of millions of cardholders, hundreds of global retailers and the world’s leading payment networks

New York – February 10, 2026 – Rezolve Ai (NASDAQ: RZLV), a global provider of AI-driven commerce and payments infrastructure, today announced the acquisition of 100% of Reward Loyalty UK Limited (“Reward”) for US$230 million, payable entirely in cash from existing resources, strengthening Rezolve Ai’s core AI-commerce platform with profitable, self-financing growth at scale, supported by Reward’s live enterprise deployments across banking and retail.

The Reward transaction is fully non-dilutive, requires no equity issuance, no seller paper, and no financing and when combined with Rezolve Ai’s business, is expected to be EBITDA-accretive, self-financing, and supportive of profitable top-line growth from completion.

Daniel M. Wagner, Founder, Chairman and CEO of Rezolve Ai, commented:

“Reward is a profitable, scaled platform that sits directly at the heart of AI-driven commerce, already operating at scale, where discovery, engagement, transaction and loyalty converge. Acquiring it entirely for cash allows us to capture that value at an attractive point, while adding a strong revenue base, profitable growth and immediate strategic scale. This is not a diversification move; it materially advances our core AI commerce strategy by embedding Rezolve Ai deeper into everyday consumer spend across banks, retailers and payment networks.”

Gavin Dein, Founder and Deputy Chairman of Reward, said:

“Reward powers some of the world’s largest customer engagement programs at the intersection of banking and retail, delivering trusted transaction and behavioral insights that drive measurable growth and lasting loyalty. Rezolve Ai’s platform and RezolvePay capabilities extend that vision, enabling us to scale personalized, transaction-linked rewards globally across banks, retailers, and payment networks while preserving the simplicity and compliance that underpin our network.”

Financial Impact

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Approximately $90 million of EBITDA-accretive revenue for fiscal year 2025
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Profitable, self-financing operating model with positive unit economics

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Supports sustained top-line growth without incremental group funding
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Fully non-dilutive to Rezolve Ai shareholders

Rezolve Ai believes the acquisition of Reward represents a disciplined deployment of capital, converting balance-sheet strength into immediate profitability and scale at a valuation that reflects disciplined pricing for a profitable, scaled platform with durable enterprise distribution and clear long-term growth potential.

Global Scale, Embedded Distribution

Reward operates a large-scale, customer engagement and commerce media platform embedded across hundreds of leading global retailers and dozens of major banks across Europe, the Middle East, and Asia. The platform is further distributed through its strategic partnership with Visa, the global payment network, and supports transactions across other major global payment networks, including Mastercard and American Express.

Reward’s platform is live today across major banking and retail partners with established enterprise contracts and recurring revenue streams underpinning its profitable operating model.

Reward reaches tens of millions of active cardholders across three continents, delivering hyper-personalized offers directly through trusted banking relationships, including institutions such as Barclays and NatWest. Loyalty rewards are triggered automatically across in-store, online, and remote transactions whenever an enrolled card is used seamlessly, securely, and without changing consumer behavior.

Strategic Fit with RezolvePay and Agentic Commerce

The acquisition of Reward directly strengthens Rezolve Ai’s core Brain Commerce platform, embedding AI-driven discovery, engagement, transaction and loyalty into a unified operating model. Reward’s customer engagement and commerce media capabilities sit upstream of payment and fulfilment, making the platform a natural extension of Rezolve Ai’s agentic commerce architecture rather than an adjacent or standalone business.

Together, Rezolve Ai and Reward bring conversational commerce and commerce media together on a shared AI foundation, enabling closed-loop engagement where discovery, conversation, transaction and measurement reinforce one another.

This integration materially strengthens Rezolve Ai’s RezolvePay proposition by enabling rewards, personalization and monetization across everyday spending, while maintaining enterprise-grade compliance and attribution across physical and digital channels.

Reward’s platform is natively aligned with Rezolve Ai’s product roadmap and customer base, representing a direct extension of its AI commerce capabilities rather than a diversification into unrelated services.

Addressable Market Opportunity

The combined platform addresses two fast-growing markets at the intersection of advertising, commerce, and payments. Global advertising expenditure is forecast to approach $1 trillion annually with retail media expected to account for approximately $176.9 billion, or ~15.9% of global ad spend.

In parallel, conversational commerce is forecast to grow from approximately $17.2 billion in 2024 to $56.9 billion by 2030, positioning the combined platform to address these converging markets through a unified, transaction-linked model.

Transaction Certainty

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All-cash consideration of US$230 million
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Funded entirely from existing cash resources
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No equity issuance or contingent consideration
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No financing or valuation-linked conditions

Management and Integration

Reward’s senior leadership team is expected to remain in place, ensuring continuity and operational stability. Rezolve Ai plans a phased integration approach focused on preserving Reward’s profitability while selectively introducing platform synergies.

Ongoing Capital Discipline

Rezolve Ai remains focused on disciplined capital allocation, prioritizing profitable, EBITDA and cash-generative acquisitions that enhance long-term shareholder value while avoiding unnecessary dilution. The Company does not anticipate issuing equity in connection with this transaction.

ENDS

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is an industry leader in AI-powered solutions, specializing in enhancing customer engagement, operational efficiency, and revenue growth. The Brain Suite is the world’s first enterprise AI platform built for Agentic Commerce, delivering advanced tools that harness artificial intelligence to power search, transact, fulfill, and personalize at global scale. For more information, visit www.rezolve.com.

Media Contact

Rezolve Ai
Urmee Khan - Global Head of Communications

urmeekhan@rezolve.com
+44 7576 094 040

investors@rezolve.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. The actual results of Rezolve Ai plc (“Rezolve”) may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, “design” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Rezolve’s statements regarding the anticipated strengths and benefits of the Reward transaction and forecasted market share. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s Annual Report on Form 20-F and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Except as required by applicable law, Rezolve does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.